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                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             OMB Approval
FORM 4                                    WASHINGTON, D.C. 20549                             ------------------
|_| Check this box if no                                                                     OMB Number 3235-0287
    longer subject to                                                                        Expires: December 31, 2001
    Section 16. Form 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Estimated average burden
    or Form 5                                                                                Hours per response....0.5
    obligations may
    continue Instruction
    1(b).
                             Filed pursuant to Section 16(a) of the Securities
                             Exchange Act of 1934, Section 17(a) of the Public
                             Utility Holding Company Act of 1935 or Section
                             30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-------------------------------------------- ----------------------------------------------- ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol    6.  Relationship of Reporting Person(s)
                                                                                                 to Issuer    (Check all applicable)
 Broadbent, Jr.   John            H.             Arrow International, Inc. (ARRO)              X Director            Owner
-------------------------------------------- -----------------------------------------------  ---                 ---
 (Last)          (First)        (Middle)     3.  IRS or Social Security  4.  Statement for        Officer (give       Other (specify
                                                 Number of Reporting         Month/Year       --- title below)    ---         below)
                                                 Person (Voluntary)
  2400 Bernville Road                                                      September 2001     -------------------------------------
--------------------------------------------                             ------------------- ---------------------------------------
                     (Street)                                            5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original                 (Check Applicable Line)
                                                                            (Month/Year)        X Form filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
  Reading      PA            19605                                                             ---Reporting Person
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(City)       (State)          (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of Security                          2.Trans-    3.Trans-   4. Securities Acquired (A) 5. Amount of   6. Owner-  7.Nature of
 (Instr. 3)                                    action      action      or Disposed of (D)         Securities     ship      Indirect
                                               Date        Code        (Instr. 3, 4 and 5)        Beneficially   Form:    Beneficial
                                                         (Instr. 8)                                Owned at      Direct     Owner-
                                                                                                   End of Month  (D) or      ship
                                              (Month/    -------------------------------------    (Instr. 3 and  Indirect (Instr. 4)
                                               Day/        Code   V     Amount  (A)or   Price         4)         (I)
                                               Year)                            (D)                              (Instr.4)
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Common
Stock                                        9/21/01     J(1)          10,000    D     36.75 (2)   772,590 (3)    D
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Common                                                                                                                     By Spouse
Stock                                                                                               12,000        I        (4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (7-96)
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FORM 4 (CONTINUED)                TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------   ---------- --------- --------- ------------- ------------- ------------ -------- --------- ---------- -------------
1.Title of       2.Conver-  3.Trans-  4.Trans-  5.Number of   6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative       sion       action    action    Derivative    cisable and   Amount of   of        of        ship        of
  Security         or         Date      Code      Securities    Expiration    Underlying  Deriv-    Deriv-    Form        Indirect
 (Instr. 3)        Exercise             (Instr.   Acquired      Date          Securities  Ative     ative     of          Beneficial
                   Price of  (Month/     8)        (A)or        (Month/Day/   (Instr. 3   Secur-    Secur-    Deriv-      Ownership
                   Deri-      Day/                Disposed of   Year)         and 4)      ity       ities     ative       (Instr.4)
                   vative     Year)               (D)(Instr.                              (Instr    Bene-     Security:
                   Security                       3, 4 and 5)                             5)        ficially  Direct
                                                                                                    Owned     (D) or
                                    ------ --- ------- ----- --------- ------- ----- -------        at End    Indirect
                                     Code   V    (A)   (D)   Date      Expira- Title Amount         of        (I)
                                                             Exer-     tion          or             Month     (Instr.
                                                             cisable   Date          Number         (Instr.    4)
                                                                                     of             4)
                                                                                     Shares
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Explanation of Responses:

(1) Non-taxable transfer to an exchange fund for estate planning purposes. The exchange fund acquired these shares with no intention of selling or distributing them, and the reporting person retains the right to reacquire these shares from the exchange fund over the next seven years upon the occurrence of certain events.

(2) Price per share based on closing price on September 20, 2001, the day immediately prior to the closing date of the exchange fund referred to in note 1 above.

(3) Excludes (i)12,300 shares of Common Stock held by a charitable foundation of which the reporting person is one of three trustees who have shared power to vote and dispose of such shares held by such foundation but with respect to which the reporting person has no direct or indirect pecuniary interest within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, and
(ii)10,000 shares of Common Stock held by an educational trust of which the reporting person is the sole trustee with power to vote and dispose of such shares held by such trust but with respect to which the reporting person has no direct or indirect pecuniary interest within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934.

(4) The reporting person disclaims beneficial ownership of these securities.

                                                                                /s/ John H. Broadbent, Jr.         October 10, 2001
**Intentional misstatements or omissions of facts constitute                    -----------------------------     ------------------
  Federal Criminal Violations.                                                  **Signature of Reporting Person          Date
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedures.
Alternatively, this Form is permitted to be submitted to the Commission in electronic at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

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                                                                                                                     SEC 1474 (7-96)
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